UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 26, 2020, providing further information in reagrds to the cyber incident affecting Avon’s network, initially reported on June 9, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: June 26, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 26, 2020, providing further information in reagrds to the cyber incident affecting Avon’s network, initially reported on June 9, 2020.

NATURA &CO HOLDING S.A.
Publicly-Held Company
CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.531.582

NOTICE TO THE MARKET

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”), in continuity to information provided on Material Fact of June 12, 2020 on the restart of its subsidiary Avon’s affected systems in the impacted markets, after the cyber incident communicated on June 9, 2020, informs that Avon has reestablished most of its operating systems and resumed operations in most of its markets, including the majority of its Distribution Centers. Avon continues to investigate and evaluate the extent of the cyber incident, while working diligently to mitigate its impacts.

São Paulo, June 26, 2020.

Viviane Behar de Castro

Investor Relations Officer

Legal Disclaimer

This Notice to the Market contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This Notice to the Market is updated up to the present date and Company does not undertake to update it in the event of new information and/or future events.